UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference Call	August 11, 2016
in Portuguese	10:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: Click here
Phone: +55 (11) 2188-0155 / Code: Oi
Replay available until August 17, 2016:
+55 (11) 2188-0400 / Code: Oi

Conference Call	August 11, 2016
in English	10:00 a.m. (Brasília)
9:00 a.m. (NY) / 2:00 p.m. (UK)
SIMULTANEOUS	Webcast: Click here
TRANSLATION	Phone: +1-866-890-2584 (USA) /
+1-646-843-6054 (Other) / Code: Oi
Replay available until August 17, 2016:
+1-646-843-6054 / Code: Oi

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance data of Oi S.A. - Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) - and its subsidiaries for the second quarter of 2016.

OPERATIONAL IMPROVEMENTS AND FOCUS ON PROFITABILITY

º

Oi S.A. - Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) continues with its strategic plan focused on digitalization, convergence, data, cost control and improved user experience, and it has recorded operational advances in its business segments, especially the Residential segment.

º

Since its launch, the new portfolio of offers (Oi Total, Oi Livre, Oi Mais, Oi Mais Controle and Oi Mais Empresas) has substantially improved the Company’s main KPIs, confirming the success of the strategy in offering convergent and high-end plans, in order to build customer loyalty and increase the profitability of the base while providing an improved user experience and higher-quality services.

º

In the Residential segment, ARPU continued to grow (+4.5% y.o.y.), reaching R$ 82.1. All residential services (wireline, broadband and pay TV) recorded an increase of ARPU and gross adds, and lower churn. As a result, Residential revenues totaled R$ 2,411 million, reversing its downward trend and presenting a sequential growth of 0.7% in the quarter.

º

The residential wireline segment recorded the lowest level of net disconnections since 2013, with 79,000 disconnections. In the broadband segment, the average speed of the customer base exceeded 6 Mbps for the first time and the average speed of gross adds reached 8.0 Mbps, with 57.6% of the sales with speeds equal to or greater than 10 Mbps in 2Q16 (+5.6 p.p. y.o.y.). Oi TV’s penetration in households with Oi fixed lines came to 12.3% and the high-end offers accounted for over one quarter of the total pay TV base. It is worth noting that Oi TV’s ARPU increased 19.0% y.o.y.

º

In the Personal Mobility segment, service revenues, which exclude handsets, totaled R$ 1,878 million (-3.7% y.o.y.), mainly due to the cuts on interconnection tariffs and the decline in prepaid revenues, which were affected by the Brazilian macroeconomic environment. These effects were partially offset by the good performance of the postpaid segment and data revenues, which supported the improving trend in service revenues. In addition, the recharger base (prepaid customers who make recharges) reversed its trend and began to grow in July, indicating better outlook for the next quarters.

º

Data revenues in the Personal Mobility segment grew 20.3% y.o.y., fueled by the launch of new plans (Oi Livreand Oi Mais), which offer more extensive data allowances, the increase in 3G/4G handset penetration in customer base, and investments in upgrading and expanding the capacity of the network.

º

The B2B segment is facing challenges in the macro environment, but the quality of its revenues continues to improve, based on digitalization and IT and data services. The Corporate segment maintained its focus on profitability by offering data, IT and other non-traditional services, in order to reduce dependence on voice services. Non-voice revenues already represent 67% of total Corporate revenues.

º

In the B2B segment, small and medium enterprises (SMEs), albeit more strongly affected by the adverse macroeconomic environment, presented an improvement in the main KPIs due to the new strategy implemented at the end of 2015, comprising the simplification of the portfolio focused on digitalization (Oi Mais Empresas), more efficient alternative channels and the acquisition of high-end customers.

º

Net revenues from the Brazilian operations totaled R$ 6,323 million in 2Q16, 3.5% lower than in the same period last year, chiefly due to: (i) the macroeconomic deterioration, affecting especially the prepaid and B2B segments; (ii) the cut in the interconnection (MTR) and fixed-to-mobile (VC) regulated tariffs; and (iii) lower customer base. These effects were partially offset by the increase in revenues from broadband (+5.4%) and pay TV (+21.3%) in the Residential segment and the upturn in data revenues (+20.3%) in the Personal Mobility segment.

º

Routine Opex in the Brazilian operations increased 2.9% y.o.y., well below the level of inflation in the period (+8.9%), totaling R$ 4,878 million in 2Q16, thanks to the cost control. Routine EBITDA in the Brazilian operations stood at R$ 1,444 million, 20.5% down year-over-year.

º

Capex in Brazil totaled R$ 1,215 million in 2Q16, presenting an annual increase of 16.7% y.o.y. Investments in modernizing and expanding the capacity of the network and IT allow the delivery of offers better suited to consumers’ current needs, promoting greater possibilities of use and continuous improvement in user quality and experience.

<

º

Net debt closed 2Q16 at R$ 41,386 million, mainly impacted by the payment of the last installment of the 3G license and severance costs, in addition to investments in working capital and the payment of judicial deposits.

º	Oi recorded a consolidated net loss of R$ 656 million in 2Q16.

Summary

in R$ million or otherwise stated	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Oi S.A.
Total Net Revenues	6,524	6,784	6,755	-3.8%	-3.4%	13,279	13,824	-3.9%
EBITDA	1,435	1,899	1,766	-24.4%	-18.7%	3,201	3,910	-18.1%
EBITDA Margin (%)	22.0%	28.0%	26.1%	-6.0 p.p.	-4.1 p.p.	24.1%	28.3%	-4.2 p.p.
Routine EBITDA	1,520	1,947	1,776	-21.9%	-14.4%	3,296	3,958	-16.7%
Routine EBITDA Margin (%)	23.3%	28.7%	26.3%	-5.4 p.p.	-3.0 p.p.	24.8%	28.6%	-3.8 p.p.
Consolidated Net Earnings (Loss)	-656	671	-1,644	-197.8%	-60.1%	-2,300	224	-1126.6%
Net Debt	41,386	34,644	40,844	19.5%	1.3%	41,386	34,644	19.5%
Available Cash	5,106	16,636	8,527	-69.3%	-40.1%	5,106	16,636	-69.3%
CAPEX	1,253	1,069	1,252	17.3%	0.0%	2,505	2,093	19.7%

in R$ million or otherwise stated	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
BRAZIL
Revenue Generating Unit - ('000)	69,198	72,975	69,496	-5.2%	-0.4%	69,198	73,577	-6.0%
Residential	16,153	16,791	16,170	-3.8%	-0.1%	16,153	17,148	-5.8%
Personal Mobility	45,319	47,756	45,559	-5.1%	-0.5%	45,319	47,940	-5.5%
B2B	7,078	7,778	7,115	-9.0%	-0.5%	7,078	7,836	-9.7%
Public Telephones	648	651	651	-0.5%	-0.5%	648	653	-0.7%
Total Net Revenues	6,323	6,555	6,539	-3.5%	-3.3%	12,861	13,396	-4.0%
Net Service Revenues(1)	6,256	6,486	6,480	-3.5%	-3.5%	12,736	13,125	-3.0%
Residential	2,411	2,460	2,394	-2.0%	0.7%	4,805	4,951	-2.9%
Personal Mobility	1,878	1,950	1,974	-3.7%	-4.9%	3,852	4,009	-3.9%
Customer (2)	1,740	1,757	1,784	-1.0%	-2.5%	3,524	3,557	-0.9%
B2B	1,908	2,001	2,065	-4.6%	-7.6%	3,973	4,019	-1.1%
Net Customer Revenues(2)	6,008	6,131	6,159	-2.0%	-2.4%	12,167	12,334	-1.4%
Routine EBITDA	1,444	1,816	1,686	-20.5%	-14.3%	3,130	3,745	-16.4%
Routine EBITDA Margin (%)	22.8%	27.7%	25.8%	-4.9 p.p.	-2.9 p.p.	24.3%	28.0%	-3.6 p.p.
CAPEX	1,215	1,041	1,204	16.7%	0.9%	2,419	2,025	19.4%
Routine EBITDA - CAPEX	229	775	482	-70.4%	-52.5%	711	1,719	-58.6%
(1) Excludes handset revenues.

(2) Excludes handset and network usage revenues.

Net Revenues

Table 1 – Breakdown of Net Revenues

						Half Year			Weight %
R$ million	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY	2Q16	2Q15

Total Net Revenues	6,524	6,784	6,755	-3.8%	-3.4%	13,279	13,824	-3.9%	100.0%	100.0%

Brazil	6,323	6,555	6,539	-3.5%	-3.3%	12,861	13,396	-4.0%	96.9%	96.8%
Residential	2,411	2,460	2,394	-2.0%	0.7%	4,805	4,951	-2.9%	37.0%	35.4%
Personal Mobility	1,944	2,018	2,032	-3.6%	-4.3%	3,976	4,276	-7.0%	29.8%	30.1%
Service	1,878	1,950	1,974	-3.7%	-4.9%	3,852	4,009	-3.9%	28.8%	29.2%
Customer	1,740	1,757	1,784	-1.0%	-2.5%	3,524	3,557	-0.9%	26.7%	26.4%
Network Usage	138	193	189	-28.1%	-26.9%	328	453	-27.6%	2.1%	2.8%
Sales of handsets, SIMcards and others	66	68	58	-2.7%	13.5%	124	267	-53.5%	1.0%	0.9%
B2B	1,908	2,001	2,065	-4.6%	-7.6%	3,974	4,022	-1.2%	29.3%	30.6%
Other services	59	76	48	-22.7%	23.1%	106	146	-27.2%	0.9%	0.7%
Others	202	229	217	-12.0%	-6.9%	418	428	-2.3%	3.1%	3.2%

Brazil
Net Service Revenues	6,256	6,486	6,480	-3.5%	-3.5%	12,736	13,125	-3.0%	95.9%	95.9%
Net Customer Revenues	6,008	6,131	6,159	-2.0%	-2.4%	12,167	12,334	-1.4%	92.1%	91.2%

In 2Q16, consolidated net revenues totaled R$ 6,524 million, -3.8% y.o.y. and -3.4% q.o.q. Net revenues from the Brazilian operations came to R$ 6,323 million (-3.5% y.o.y. and -3.3% q.o.q.), while net revenues from the other international operations (Africa and East Timor) declined 12.0% y.o.y. and 6.9% q.o.q. to R$ 202 million.

BRAZIL

Total net revenues from the Brazilian operations (“Brazil”) came to R$ 6,323 million in 2Q16, 3.5% lower than in 2Q15, chiefly due to: (i) deterioration of the macroeconomic environment, which impacted mainly the prepaid and B2B segments; (ii)  cut in the interconnection (MTR) and fixed-to-mobile (VC) regulated tariffs; and (iii) lower customer base.  These effects were mainly offset by the increase in revenues from broadband (+5.4%) and pay TV (+21.3%) in the Residential segment and the growth in data revenues (+20.3%) in the Personal Mobility segment.  Comparing to 1Q16, the decline of 3.3% was chiefly due to the increase in the number of one-time service contracts and to agreements with operators occurred last quarter in the B2B segment.

In 2Q16, total net service revenues, which exclude handset revenues, totaled R$ 6,256 million, 3.5% down y.o.y. Total net customer revenues, which exclude network usage and handset sales, fell 2.0% in the same period, totaling R$ 6,008 million in the quarter.

Residential

	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Residential
Net Revenues (R$ million)	2,411	2,460	2,394	-2.0%	0.7%	4,805	4,951	-2.9%
Revenue Generating Units (RGU) - ('000)	16,153	16,791	16,170	-3.8%	-0.1%	16,153	16,791	-3.8%
Fixed Line in Service	9,795	10,440	9,874	-6.2%	-0.8%	9,795	10,440	-6.2%
Fixed Broadband	5,149	5,167	5,115	-0.3%	0.7%	5,149	5,167	-0.3%
Pay TV	1,209	1,184	1,181	2.1%	2.4%	1,209	1,184	2.1%
ARPU Residential (R$)	82.1	78.5	80.8	4.5%	1.6%	81.4	78.1	4.3%

Net revenues from the Residential segment totaled R$ 2,411 million in 2Q16, 2.0% down y.o.y., mainly impacted by lower fixed voice revenues, as a result of the lower wireline base and the annual reduction in fixed-to-mobile regulated tariffs (VC). These effects were partially offset by the year-on-year upturn in revenues from broadband (+5.4%) and pay TV (+21.3%). It is worth noting that in 2Q16 the Residential segment reversed its downward revenue trend, with a 0.7% increase in the sequential comparison. This performance is due to the ongoing evolution of the segment, which is presenting higher gross add levels, lower churn rates and consistent ARPU increases, as a result of the resumption of commercial activities with the new portfolio of offers, improved sales quality focused on high-end offers, and customer retention initiatives.

In 2Q16, Oi registered 16,153 thousand RGUs in the Residential segment, -3.8% y.o.y. and virtually in line with 1Q16. Net wireline disconnections reached their lowest level in recent years, while broadband and pay TV recorded an increase in net adds. Year on year, the segment recorded an improvement in ARPU and churn rates in all its products, as a result of the strategy of making the base more profitable and building customer loyalty.

This improvement is related to the new offer Oi Total, launched nationwide at the end of March 2016. Oi Total combines wireline, broadband, TV and mobility (under the all-net model), in addition to offering benefits including a single customer service, integrated billing, joint installation, and sharing of allowances between services, which is an Oi differentiation among the convergent offerings available in the market. The concept of convergence, the main strategy of the Residential segment, allows for higher ARPU because it offers more services per household and, consequently, improves customer loyalty, reducing churn rates, besides providing a better user experience.

Residential ARPU

Residential ARPU continued to improve, presenting an increase of 4.5% up y.o.y. and 1.6% up q.o.q., and reaching R$ 82.1 in 2Q16. It is worth noting the positive ARPU performance in each of the services: wireline, broadband and pay TV.

Wireline

Oi ended 2Q16 with 9,795 thousand wireline customers in the Residential segment (-6.2% y.o.y. and -0.8% q.o.q.). Gross adds moved up 6.1% q.o.q. and net disconnections fell in the same period, totaling 79 thousand fixed lines in 2Q16.

Wireline ARPU increased 2.5% year on year, while the share of low-end offerings in gross adds fell 8.3 p.p. and the volume of disconnections declined 22.7%. The improvement of these indicators reflects the Company’s efforts to reduce the exposure of the wireline base and build customer loyalty in the Residential base, increasing the share of wallet of households with Oi services by selling convergent offers, such as Oi Total, which have lower churn rates and higher ARPU than standalone products. In the quarter, the percentage of customers with more than one Oi product reached 64.0%, 1.5 p.p. up y.o.y.

In 2Q16, Oi Total accounted for 4.4% of the wireline base of the Residential segment, while the share of Oi Total Residencial sales to new customers came to more than 20% of all sales of this offer in June 2016.

Before the launch of Oi Total, the main convergent product of Oi was Oi Conta Total (OCT), which combined wireline, broadband and mobility. The sales of this offer were discontinued after the national launch of Oi Total at the end of 1Q16. The OCT base has been retained; however, the Company has begun a process of organic migration to Oi Total, following a plan of customer retention with profitability. It is worth noting that 62% of the sales of Oi Total Solução Completa (4P) in June were to OCT (3P) customers, as part of a strategy of cross selling and customer profitability.

Oi Voz Total (OVT), which combines wireline and prepaid mobile, corresponded to 14.1% of the Residential wireline base in 2Q16, with a churn rate 28.3% lower than the standalone wireline offering. The average penetration of SIM cards per OVT customer remained at 1.6 in the quarter.

In 2Q16, the penetration of unlimited fixed plans in the fixed line base reached 24.2%, increasing 4.7 p.p., reflecting the strategy of improving customer profitability and loyalty.

Broadband

Oi ended 2Q16 with 5,149 thousand fixed broadband RGUs in the Residential segment (-0.3% y.o.y. and +0.7% q.o.q.), having recorded 33 thousand net adds in the quarter (versus +6 thousand in 1Q16 and -47 thousand in 2Q15).

In recent years, investments focused on upgrading and expanding the capacity of the optic fiber network have enabled the Company to deliver higher broadband speeds, resulting in a better customer experience and improved product indicators. In addition, the availability of VDSL technology (broadband with speeds of up to 35 Mbps) has boosted the sales of Oi Total, which began to offer broadband starting at 15 Mbps as standard speed since July 2016.

In 2Q16, net adds totaled 33 thousand (versus 6 thousand last quarter), gross adds reached their highest level in the last six quarters and the churn rate was an all-time low. In addition, Oi’s broadband penetration in households that have fixed line continued to increase, reaching 52.6% in the quarter (+3.1 p.p. y.o.y. and +0.8 p.p. q.o.q.). The share of low-end offerings in the gross adds continued to fall (-5.9 p.p. y.o.y. and -2.4% q.o.q.). It is worth noting the ongoing growth of broadband ARPU (+6.2 y.o.y, and + 7.1% q.o.q.) due to the efforts to increase customer profitability through the speed upgrade for existing customers and focus on high end offers sales for new customers.

The average speed of broadband customers exceeded 6 Mbps for the first time, reaching 6.1 Mbps this quarter (+24.2% y.o.y. and +5.2% q.o.q.). In 2Q16, the share of RGUs with speeds equal to or greater than 5 Mbps increased 10.9 p.p. over 2Q15 to 65.4%, while the share of RGUs with speeds equal to or greater than 10 Mbps increased 10.9 p.p. to 37.5% in the same period. The average speed of gross adds was 8.0 Mbps (+11.8% y.o.y. and +5.6% q.o.q.). In this quarter, 80.6% of gross adds had speeds equal to or greater than 5 Mbps (+6.1 p.p. y.o.y.) and 57.6% had speeds equal to or greater than 10 Mbps (+5.6 p.p. y.o.y.). The average speed of Oi Total gross adds reached 8.1 Mbps, 3.1% higher than last quarter.

Pay TV

Oi’s pay TV base ended the quarter with 1,209 thousand RGUs, +2.1% y.o.y. and +2.4% q.o.q. Net adds maintained their upward trend, reaching 28 thousand this quarter (versus +12 thousand in 1Q16 and -48 thousand in 2Q15), as a result of higher gross adds (+14.2% q.o.q.) and stable churn rates.

Oi TV’s penetration in households with Oi fixed line reached 12.3% in 2Q16, +1.0 p.p. y.o.y. The share of high-end offers grew 2.4 p.p. in the period to 25.6%. Pay-TV ARPU continued to grow this quarter (+19.0% y.o.y. and +3.1% q.o.q.) thanks to upselling initiatives and the improvement in the acquisition mix.

Oi TV offers full content, with high-definition channels (including open channels) in all the plans, and up to 183 channels, including more than 50 in HD. The Company has recently launched services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of Pay-Per-View events by remote control). In addition, the Oi Play platform allows customers to watch content from 12 programmers with 30 live channels and more than 13 thousand on-demand titles in any device (smartphone, tablet or PC) connected to the internet at no additional cost. Oi Play allows customers to do more optimized searches and to better interact with the content. This platform reinforces Oi’s positioning in providing a better customer experience through the digitization of services.

Oi has also recently launched a prepaid service for Oi TV, in which customers have the option to share the credits, acquired in any recharge point of sale, between their mobile phones and pay TV. Prepaid Oi TV has the option of biweekly or monthly recharges (beginning at R$ 29.90 and R$ 54.90, respectively), which can be paid by credit card or through sharing the customer’s mobile credits.

Personal Mobility

	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Personal Mobility
Net Revenues (R$ million)	1,944	2,018	2,032	-3.6%	-4.3%	3,976	4,276	-7.0%
Service	1,878	1,950	1,974	-3.7%	-4.9%	3,852	4,009	-3.9%
Customer (1)	1,740	1,757	1,784	-1.0%	-2.5%	3,524	3,557	-0.9%
Network Usage	138	193	189	-28.1%	-26.9%	328	453	-27.6%
Sales of handsets, sim cards and others	66	68	58	-2.7%	13.5%	124	267	-53.5%
Revenue Generating Units (RGU) - ('000)	45,319	47,756	45,559	-5.1%	-0.5%	45,319	47,756	-5.1%
Prepaid Plans	38,299	40,719	38,668	-5.9%	-1.0%	38,299	40,719	-5.9%
Postpaid Plans (2)	7,020	7,037	6,891	-0.2%	1.9%	7,020	7,037	-0.2%
Note: (1) Excludes handset and network usage revenues. (2) Includes high-end postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues from the Personal Mobility segment totaled R$ 1,944 million in 2Q16, -3.6% y.o.y. and -4.3% q.o.q., mainly explained by the annual MTR cuts.

In 2Q16, customer revenues, which exclude interconnection and handsets, totaled R$ 1,740 million (-1.0% y.o.y. and -2.5% q.o.q.), mainly due to the decline in prepaid revenues, which were affected by the Brazilian macroeconomic environment. This impact was partially offset by the healthy performance of the postpaid segment, whose revenues moved up 17.1%1  y.o.y., thanks to the growth of Oi Mais offer, the sales of high-end and bundled offers, and the high penetration of 3G/4G handsets in the customer base, currently in 63%.

Data revenues increased 20.3% y.o.y., reaching R$ 853 million in 2Q16. These revenues accounted for 49.1% of total customer revenues in the quarter (+8.7 p.p. y.o.y.), as a result of the increased penetration of smartphones in the customer base, higher investments in transmission and transport infrastructure and the launch of new plans (Oi Livre and Oi Mais), with higher data allowances.

In 2Q16, network usage revenues totaled R$ 138 million, 28.1% down y.o.y., mainly due to the MTR cuts. In February 2015, interconnection tariffs (MTR) declined 33.3% to R$ 0.15517, R$ 0.15897 and R$ 0.15485 in Regions I, II and III, respectively.  In February 2016, these same tariffs fell to R$ 0.09317, R$ 0.10309 and R$ 0.11218 in Regions I, II and III, respectively.  ANATEL approved additional cuts, as follows:  (i) in 2017:  R$ 0.04928, R$ 0.05387 and R$ 0.06816; (ii) in 2018:  R$ 0.02606, R$ 0.02815 and R$ 0.04141; and (iii) in 2019:  R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively.

In 2Q16, handset revenues totaled R$ 66 million, 2.7% down y.o.y. and 13.5% up q.o.q. The sequential increase was chiefly due to Mother’s Day sales. Smartphones accounted for 100% of the sales in the quarter and 4G handsets represented 63% of the sales and 11% of the total base. The penetration of 3G and 2G handsets was 52% and 37%, respectively, in 2Q16.

Oi ended 2Q16 with 45,319 thousand RGUs in the Personal Mobility segment, 5.1% down from 2Q15. Net disconnections totaled 2,437 thousand in the last 12 months, of which 2,420 thousand were prepaid and 17 thousand were postpaid. In comparison with 1Q16, the Personal Mobility segment fell 0.5%. It is worth noting the 129 thousand net adds in the postpaid segment this quarter, thanks to the launch of the new offers, Oi Mais and Oi Mais Controle, which better meet customers’ current needs, offering higher data and all-net calls.

The mobile customer base (Personal Mobility + B2B) reached 47,575 thousand RGUs in 2Q16, 45,319 thousand of which in the Personal Mobility segment and 2,256 thousand in the B2B segment. The Company maintained gross adds at 5.1 million and recorded 195 thousand net disconnections in 2Q16.

1 The post-paid performance includes the Control segment (Controle) and excludes long distance revenues from customers of other operators.

Prepaid

The prepaid customer base came to 38,299 thousand RGUs in 2Q16, 5.9% down y.o.y., mainly due to the base cleanup policy focused on reducing costs and increasing profitability. In the sequential comparison, there was a 1.0% decline, with 369 thousand net disconnections.

The impact of the economic slowdown was observed mainly in the prepaid segment, with a 6.8% year-on-year decline in recharges, due to the strong correlation with the country’s unemployment rate, which increased in the past twelve months. Despite the decline, the recharger base (active customers who make recharges) already showed signs of improvement in July.

In November 2015, the Company launched Oi Livre, a prepaid offer with daily, weekly and monthly plans and an extensive data allowance. This offer also provides a single tariff for calls to any operator anywhere in the country (all-net model), taking advantage of the MTR cuts and breaking with the model in which consumers buy SIM cards from different operators to make on-net calls, due to the high tariffs charged for off-net calls. At the end of 2Q16, Oi Livre accounted for 39% of the total prepaid base, with an average increase of 17.1% in recharges from the customers that migrated to the Oi Livre per Week offering, underlining the success of Oi’s strategy of anticipating the trend of SIM card consolidation by prepaid consumers.

Postpaid

Oi closed the quarter with 7,020 thousand RGUs in the postpaid segment (-0.2% y.o.y. and +1.9% q.o.q.), corresponding to 15.5% of the total Personal Mobility customer base. It is worth highlighting the net adds of 129 thousand RGUs in the quarter.

ARPU from the postpaid segment continued to rise (+18.9% y.o.y.), chiefly due to price adjustments in the first quarter, fueled by the inflation pass-through.

At the end of 2015, complementing the new portfolio of Personal Mobility offers, Oi launched the Oi Mais and Oi Mais Controle plans in the postpaid and control segments, respectively, which offers a higher data allowance with no use restrictions, in addition to minute allowances and reduced single tariffs to call any operator anywhere in the country. In 2Q16, customers who adhered to the new plans represented 20% of the total postpaid + control base (+7 p.p. q.o.q.). Oi Mais’ ARPU was 33.3% higher than that of other plans, while Oi Mais Controle’s ARPU was 18.4% higher. The postpaid segment also continues to be fueled by Oi Total Conectado, an Oi Total plan which combines postpaid mobile, fixed line and broadband.

2G, 3G and 4G LTE Coverage

Oi’s 2G coverage reached 3,402 municipalities in 2Q16 (93% of the country’s urban population). The 3G coverage reached 1,464 municipalities (+23.5% y.o.y.), or 80% of the Brazilian urban population.

4G LTE coverage reached 133 municipalities, or 51% of Brazil’s urban population, 15 p.p. more than in 2Q15. Oi is working in partnership with other operators in the sharing of the 3G/4G network, in line with the strategy of optimizing investments and controlling costs combined with the improvement in customer experience.

Oi’s efforts to improve its 3G and 4G network capacity and coverage quality have allowed continued growth of data traffic in the network, meeting the growing demand for data usage while improving Anatel’s network quality metrics.

Mobile ARPU

Mobile ARPU treats total mobile service revenues (Personal Mobility + B2B) as if they were generated by a separate mobile company, i.e. including revenues from traffic between Oi’s mobile and wireline divisions (intercompany), but excluding revenues from mobile long-distance calls that belong to the STFC license (fixed voice concession). This amount is then divided by the average customer base to calculate mobile ARPU.

Mobile ARPU came to R$ 15.6 in the quarter, 4.3% down y.o.y. and 6.6% down q.o.q., due to the MTR cuts (occurred in February 2016) and the decline in prepaid recharges. Excluding interconnection revenues, mobile ARPU increased 5.8% over 2Q15, thanks to the launch of new plans at the end of 2015 and the efforts to increase the profitability of the customer base.

B2B

	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
B2B
Net Revenues (R$ million)	1,908	2,001	2,065	-4.6%	-7.6%	3,974	4,022	-1.2%
Revenue Generating Units (RGU) - ('000)	7,078	7,778	7,115	-9.0%	-0.5%	7,078	7,778	-9.0%
Fixed	4,261	4,677	4,335	-8.9%	-1.7%	4,261	4,677	-8.9%
Broadband	561	604	569	-7.0%	-1.4%	561	604	-7.0%
Mobile	2,256	2,497	2,211	-9.7%	2.0%	2,256	2,497	-9.7%

 Net revenues in the B2B segment amounted to R$ 1,908 million in 2Q16, 4.6% lower y.o.y, mainly impacted by lower voice traffic as a result of the deterioration of the macroeconomic environment and the reduction in the fixed-to-mobile (VC) and interconnection (MTR) tariffs, as well as the non-handset subsidies policy for mobility. In the sequencial comparison, net revenues in the B2B segment fell 7.6%, chiefly due to the increase in demands for non-recurring services and some agreements with operators in 1Q16.

Oi closed 2Q16 with 7,078 thousand RGUs in the B2B segment, 9.0% down y.o.y. and 0.5% lower than in 1Q16.

Corporate

The data, IT and value-added services offered by the Company, such as VPN networks, cloud services, ICT, datacenter, home office, management services, security solutions and M2M (Machine-to-Machine), among others, have been accounting for an increasingly larger share of Corporate revenues. This growth of IT and other non-traditional services has reduced the segment’s dependence on voice services. This quarter, the share of non-voice in total revenues from this segment increased 3.9 p.p. over 2Q15 to 67%, offsetting the impacts of the decline in voice revenues. In addition, non-traditional services, such as IT and VAS, moved up 29.7% over 2Q15.

SMEs

Although the SME segment was more significantly impacted by the adverse macroeconomic environment, it is presenting positive results thanks to the new strategy implemented at the end of 2015, with the implementation of more efficient alternative channels, acquisition of high-end customers, simplification of the portfolio of offers and improvement of the customer experience focused on digitization.

At the end of 2015, Oi launched Oi Mais Empresas, the new mobile portfolio with 4G data and wireline at a fixed monthly fee (flat fee model), which is simpler and allows customers for cash flow predictability. Thanks to this new offer, there was an increase in sales and new customers’ mobile and fixed ARPU, as well as a continuous reduction in the number of billing complaints in the SME segment in the first two quarters of 2016, underlining market acceptance of the new Oi Mais Empresas portfolio.

At the end of 2015, the Company also launched a fully digital customer channel, the Oi Mais Empresas free app, which works as a digital customer service center, allowing customers to acquire services, contract plan upgrades and make requests, such as repairs, bill copies and change of address, among others, using a smartphone without having to contact a call center. More than 137 thousand small and medium enterprises have adhered to the new portfolio and are benefiting from Oi’s new customer service channel, which has a user satisfaction level of 90% and 87% of the requests completed within the deadline. Besides, 65% of these customers recommend Oi’s services.

Oi also has an active customer service channel, through which the Company contacts directly customers facing problems, has been an important tool to reduce future complaints. As a result, billing complaints as a percentage of revenues have consistently declined since the end of 2015.

Operating Costs and Expenses

Table 2 – Breakdown of Operating Costs and Expenses

R$ million	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Operating Expenses
Brazil	4,878	4,739	4,853	2.9%	0.5%	9,731	9,651	0.8%
Personnel	721	596	657	21.0%	9.8%	1,378	1,188	16.0%
Interconnection	215	427	347	-49.7%	-38.2%	562	931	-39.6%
Third-Party Services	1,577	1,574	1,515	0.2%	4.1%	3,092	3,106	-0.5%
Network Maintenance Service	506	490	478	3.3%	6.0%	984	942	4.5%
Handset Costs/Other (COGS)	51	36	62	43.3%	-17.7%	113	174	-34.9%
Marketing	131	91	88	43.9%	49.5%	218	124	75.9%
Rent and Insurance	1,060	811	1,085	30.6%	-2.3%	2,144	1,687	27.1%
Provision for Contingencies	290	269	205	7.7%	41.3%	494	492	0.5%
Provision for Bad Debt	164	179	127	-8.4%	29.1%	290	324	-10.4%
Taxes and Other Expenses (Revenues)	164	266	290	-38.4%	-43.5%	454	683	-33.6%
Others	126	98	127	27.7%	-0.9%	253	215	17.6%
Routine OPEX	5,004	4,837	4,979	3.5%	0.5%	9,983	9,866	1.2%

In 2Q16, consolidated routine opex, including the international operations, totaled R$ 5,004 million, 3.5% up on 2Q15 and 0.5% higher than in 1Q16.

Routine opex in the Brazilian operations increased 2.9% y.o.y. and 0.5% q.o.q., reaching R$ 4,878 million in 2Q16 and presenting growth well below inflation registered at 8.9% in the last twelve months (IPCA).

Personnel

In 2Q16, personnel costs and expenses in Brazil totaled R$ 721 million, +21.0% y.o.y. and +9.8% q.o.q., mainly due to the collective bargaining agreement in December 2015, and the absorption of network service operations in the state of Rio de Janeiro in October 2015 and in the South region of Brazil in April and May of 2016, in order to increase operational efficiency and quality of services. The cost increase associated to the absorption of these operations and the collective bargaining agreement more than offset the positive impact of the headcount reduction in May 2016.

Interconnection

Interconnection costs in Brazil ended 2Q16 at R$ 215 million, 49.7% down y.o.y. and 38.2% down q.o.q., chiefly due to the cuts in the interconnection tariffs.

Third-party Services

In 2Q16, costs and expenses related to third-party services in the Brazilian operations totaled R$ 1,577 million, in line with 2Q15. The sequential increase of 4.1% was chiefly due to a higher pay-TV customer base mix, which generates higher expenses with content. In the annual comparison, these impacts were offset by the reduction in call center costs.

Network Maintenance Service

Network maintenance service costs and expenses in Brazil totaled R$ 506 million in 2Q16, +3.3% y.o.y. and +6.0% q.o.q., due to the initial increase in costs associated to the absorption of network service operations in the South region of Brazil in April and May of 2016. It is important to highlight that, as mentioned before, this process was conducted with the aim of improving the customer experience and operational efficiency, which should reflect in the operational and financial indicators later on.

Handset Costs/Other (COGS)

In 2Q16, handset costs in the Brazilian operations amounted to R$ 51 million, 43.3% up y.o.y. due to the impact of the Oi Pontos Dia das Mães  (Oi Mother’s Day Point) campaign occurred only in 2016. In the sequential comparison, these costs declined 17.7% explained by higher handset subsidy costs occurred in the first quarter associated to the launch of the new brand and the new portfolio of offers.

Marketing

Marketing expenses totaled R$ 131 million in 2Q16, an increase of 43.9% y.o.y. and 49.5% q.o.q., chiefly due to higher spending with the launch of the new brand and the intensification of Oi Total, Oi Livre, Oi Mais and Oi Mais Empresas marketing campaigns, as a consequence of the Company’s return to more intense commercial activity at the end of 2015.

Rent and Insurance

Rent and insurance expenses in the Brazilian operations totaled R$ 1,060 million in 2Q16, 30.6% up y.o.y., chiefly due to: (i) the dollar appreciation, which especially affected rental costs of submarine cables and leasing of satellites; (ii) contractual adjustments linked to inflation; (iii) higher costs with the leasing of vehicles (after the absorption of network operations); and (iv) settlement with other operators.

Provision for Contingencies

The Company recorded provisions for contingencies in the Brazilian operations totaling R$ 290 million in 2Q16, 7.7% up on 2Q15, due to increased expenses with corporate, tax and civil contingency, partially offset by the lower number of claims in the Special Civil Court (JEC – Juizado Especial Cível). The 41.3% sequential increase was due to higher expenses with contingencies and claims in the Special Civil Court.

Provision for Bad Debt

The provision for bad debt totaled R$ 164 million in 2Q16, 8.4% down y.o.y., due to an improvement in the customers’ payment profile, thanks to the Company’s focus on sales quality throughout 2015, especially in the B2B segment. The provision for bad debt represented 2.6% of net revenues from the Brazilian operations in the period (-0.1 p.p. y.o.y. and +0.6 p.p. q.o.q.).

EBITDA

Table 3 – EBITDA and EBITDA margin

	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Oi S.A.
EBITDA (R$ million)	1,435	1,899	1,766	-24.4%	-18.7%	3,201	3,910	-18.1%
Brazil	1,360	1,768	1,676	-23.1%	-18.9%	3,035	3,697	-17.9%
Others	76	131	90	-41.9%	-15.4%	166	213	-22.4%
EBITDA Margin (%)	22.0%	28.0%	26.1%	-6.0 p.p.	-4.1 p.p.	24.1%	28.3%	-4.2 p.p.
Non-routine Items	-85	48	-10	n.m.	747.1%	-95	48	n.m.
Routine EBITDA (R$ million)	1,520	1,947	1,776	-21.9%	-14.4%	3,296	3,958	-16.7%
Brazil	1,444	1,816	1,686	-20.5%	-14.3%	3,130	3,745	-16.4%
Others	76	131	90	-41.9%	-15.4%	166	213	-22.4%
Routine EBITDA Margin (%)	23.3%	28.7%	26.3%	-5.4 p.p.	-3.0 p.p.	24.8%	28.6%	-3.8 p.p.
Brazil	22.8%	27.7%	25.8%	-4.9 p.p.	-2.9 p.p.	24.3%	28.0%	-3.6 p.p.
Others	37.6%	57.0%	41.4%	-19.4 p.p.	-3.8 p.p.	39.6%	49.8%	-10.2 p.p.

In the second quarter of 2016, consolidated routine EBITDA totaled R$ 1,520 million, 21.9% down y.o.y. and 14.4% down q.o.q. Routine EBITDA in the Brazilian operations reached R$ 1,444 million in the same period (-20.5% y.o.y. and -14.3% q.o.q.), while Brazil routine EBITDA margin stood at 22.8%.

Non-routine opex items totaled R$ 85 million in 2Q16 and are related to severance costs as a result of the headcount reduction in May 2016.

Routine EBITDA from the other international operations (Africa and East Timor) totaled R$ 76 million in the quarter (-41.9% y.o.y. and -15.4% q.o.q.), chiefly due to the exchange variation.

Capex

Table 4 – Capex

R$ million	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Capex
Brazil	1,215	1,041	1,204	16.7%	0.9%	2,419	2,025	19.4%
Others	38	27	49	38.4%	-22.2%	86	68	26.7%
Total	1,253	1,069	1,252	17.3%	0.0%	2,505	2,093	19.7%

In the quarter, the Company’s consolidated investments totaled R$ 1,253 million (+17.3% y.o.y. and in line with 1Q16), and the Capex in Brazilian operations came to R$ 1,215 million (+16.7% y.o.y. and +0.9% q.o.q.).

These investments are concentrated in the modernization and expansion of network capacity, with focus on: (i) structuring initiatives in the mobile network core; (ii) modernization and optimization initiatives in Oi’s access network, both fixed and mobile; (iii) initiatives to encourage 3G and 4G network use; and (iv) implementation of infrastructure projects, including the expansion of 100 Gbps OTN transport optical network backbone, the modernization of the IP network core, and the expansion of its access through the Single Edge project.

The combination of these initiatives continued to improve service quality, both in terms of network quality indicators and as perceived by Oi’s customers, besides allowing the Company to launch new and better offers, aligned to new customer consumption trends.

Oi invested R$ 1,054 million in the network, corresponding to 86.8% of the total investments in the Brazilian operations.

Operational Cash Flow (Routine EBITDA – Capex)

Table 5 - Operational Cash Flow

R$ Million	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Oi S.A.
Routine EBITDA	1,520	1,947	1,776	-21.9%	-14.4%	3,296	3,958	-16.7%
Capex	1,253	1,069	1,252	17.3%	0.0%	2,505	2,093	19.7%
Routine Operational Cash Flow (EBITDA - Capex)	267	878	523	-69.6%	-48.9%	790	1,865	-57.6%

Table 6 - Operational Cash Flow of Brazilian Operations

R$ million	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Oi S.A.
Routine EBITDA	1,444	1,816	1,686	-20.5%	-14.3%	3,130	3,745	-16.4%
Capex	1,215	1,041	1,204	16.7%	0.9%	2,419	2,025	19.4%
Routine Operational Cash Flow (EBITDA - Capex)	229	775	482	-70.4%	-52.5%	711	1,719	-58.6%

In 2Q16, consolidated routine operational cash flow (routine EBITDA minus Capex) totaled R$ 267 million, 69.6% down y.o.y. and 48.9% down q.o.q. Routine EBITDA minus Capex of the Brazilian operations totaled R$ 229 million in this quarter, a decrease of 70.4% compared to 2Q15, mainly due to the EBITDA decline and higher investments. In the sequential comparison, the operational cash flow of the Brazilian Operations decreased 52.5%.

Depreciation / Amortization

The Company reported depreciation and amortization expenses of R$ 1,336 million in 2Q16 (+5.0% y.o.y. and -2.7% q.o.q.).

Table 7 – Depreciation and Amortization

R$ million	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Depreciation and Amortization
Total	1,336	1,272	1,373	5.0%	-2.7%	2,710	2,491	8.8%

Financial Results

Table 8 – Financial Results (Oi S.A. Consolidated)

R$ Million	2Q16	2Q15	1Q16	1H16	1H15
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(798)	(876)	(859)	(1,657)	(1,730)
Net FX result (on fin. investments and loans and financing)	2,299	(399)	(730)	1,569	(543)
Other Financial Income / Expenses	(879)	66	(314)	(1,193)	(206)
Net Financial Income (Expenses)	622	(1,210)	(1,903)	(1,280)	(2,479)

In 2Q16, Oi S.A. recorded net financial income of R$ 622 million, versus net financial expenses of R$ 1,903 million in 1Q16 and of R$ 1,210 million in 2Q15.

This performance was chiefly due to the “Net FX result” item, explained by (i) the 9.8% Dollar depreciation and the 12.6% Euro depreciation against the Real in 2Q16, resulting in a positive impact of the exchange variation on debt, and (ii) the increase in the foreign exchange exposure in the quarter, as a result of the reversal of the Company’s portfolio of derivatives.

 “Net Interest” item fell R$ 79 million q.o.q., as a result of lower IPCA-linked interest expenses and the positive impact on interest of the Real appreciation, in addition to higher financial income from financial investments of cash in Reais.

“Other Financial Income/Expenses” item totaled an expense of R$ 879 million in the quarter, impacted by the R$ 889 million impairment adjustment (non-cash) over the fair value of Oi S.A.’s interest in non-consolidated financial investments in Africa.

Net Earnings (Loss)

Table 9 – Net Earnings (Loss) (Oi S.A. Consolidated)

R$ Million	2Q16	2Q15	1Q16	YoY	QoQ	1H16	1H15	YoY
Net Income
Earnings before interest and taxes (EBIT)	99	627	393	-84.2%	-74.8%	491	1,419	-65.4%
Financial Results	622	-1,210	-1,903	-151.5%	n.m.	-1,280	-2,479	-48.3%
Income Tax and Social Contribution	-1,377	141	-134	n.m.	928.5%	-1,511	203	n.m.
Net Earnings (Loss) from Continuing Operations	-656	-442	-1,644	48.3%	-60.1%	-2,300	-856	168.6%
Net Results from Discontinued Operations	0	1,113	0	n.m.	n.m.	0	1,080	n.m.
Consolidated Net Earnings (Loss)	-656	671	-1,644	n.m.	-60.1%	-2,300	224	n.m.
attributable to owners of the Company	-493	620	-1,669	n.m.	-70.5%	-2,161	219	n.m.
attributable to non-controlling interests	-163	51	24	n.m.	n.m.	-138	5	n.m.

Oi’s earnings before interest and taxes (EBIT) totaled R$ 99 million in 2Q16, 84.2% lower than in 2Q15 and 74.8% down from 1Q16, chiefly due to lower EBITDA. In 2Q16, Oi recorded a net loss from continuing operations in the amount of R$ 656 million compared to the net loss of R$ 442 million in 2Q15. This variation was due to lower EBITDA and higher income tax and social contribution expenses, mainly explained by the reduction in deferred income tax and social contribution (with no cash effect) from the exchange variation on financial operations, as a result of the Dollar and Euro depreciation occurred at the end of the quarter. The comparison of the consolidated net loss was affected by the results from discontinued operations related to PT Portugal SGPS in 2Q15.

Debt & Liquidity

Table 10 – Debt

R$ Million	Jun/16	Jun/15	Mar/16	% Gross Debt
Debt
Short Term	46,492	7,603	10,382	100.0%
Long Term	0	43,677	38,989	0.0%
Total Debt	46,492	51,280	49,371	100.0%
In Local Currency	12,625	17,061	12,750	27.2%
In Foreign Currency	33,986	37,146	38,889	73.1%
Swaps	-119	-2,927	-2,268	-0.3%
(-) Cash	-5,106	-16,636	-8,527	-11.0%
(=) Net Debt	41,386	34,644	40,844	89.0%

Oi S.A. ended 2Q16 with consolidated gross debt of R$ 46,492 million, 5.8% lower than in 1Q16, mainly due to the principal and interest amortizations of the debt in the period, in addition to the positive impact of the appreciation of the Real against Dollar (9.8%) and Euro (12.6%) on debt denominated in foreign currency. There was no new debt funding this quarter.

It is worth noting that on June 20, 2016, as disclosed in a Material Fact, the Company, in conjunction with its wholly-owned direct and indirect subsidiaries, Oi Móvel S.A., Telemar Norte Leste S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance BV, Oi Brasil Holdings Coöperatief U.A., filed a request for judicial reorganization with the Court of the State of Rio de Janeiro, pursuant to Art. 51 et seq. of Law 11,101/05 and Art. 122, sole paragraph, of Brazilian Corporation Law. The request was granted by the Court on June 29, 2016 and the Company has been working on a judicial reorganization plan, which will be presented to its creditors.

For accounting and disclosure effects, the request for judicial reorganization triggers contractual debt clauses requiring that the long-term portion of loan and financing liabilities under contractual terms be reclassified to current liabilities in the balance sheet, which was effected on June 30, 2016.

Net debt, including cash and cash equivalents, closed 2Q16 at R$ 41,386 million, 1.3% up on 1Q16. The cash position fell chiefly due to the amortization of debt and interest payments, the payment of the last 3G license installment and severance pay, besides the investments in working capital and payments of judicial deposits.

Table 11 – Net Debt Variation (Brazilian operations)

R$ million	2Q16	2Q15	1Q16
Net Debt BoP	40,844	32,557	38,155
(-) Routine EBITDA	1,444	1,816	1,686
(-) Non-recurring Revenues (Expenses) (1)	-85	-37	-10
(+) Capex (2)	1,215	1,041	1,204
(+) Assets in Escrow	408	237	266
(+) Corporate Taxes	123	79	130
(+) ∆ Working Capital (3)	568	463	293
(+) Anatel Fees	650	879	750
(+) Net Financial Results	-946	1,167	1,746
(+) Accounting impact from MTM of derivatives	-144	0	-390
(+) Other Variations	28	0	365
Net Debt EoP	41,386	34,644	40,844
(1) Exclui vendas de ativos.
(2) Capex econômico do período.
(3) Inclui diferença entre capex econômico e desembolso de capex.

Table 12 – Gross Debt Breakdown

R$ Million
Gross Debt Breakdown	2Q16
Int'l Capital Markets	30,289
Local Capital Markets	4,134
Development Banks and ECAs	8,779
Commercial Banks	3,855
Hedge and Borrowing Costs	-564
Total Gross Debt	46,492

Oi S.A. Consolidated

Income Statement - R$ million	2Q16	2Q15	1Q16	1H16	1H15
Net Operating Revenues	6,524	6,784	6,755	13,279	13,824
Operating Expenses	-5,089	-4,885	-4,989	-10,078	-9,913
Personnel	-745	-622	-685	-1,430	-1,239
Interconnection	-222	-451	-358	-580	-956
Third-Party Services	-1,622	-1,619	-1,551	-3,174	-3,173
Network Maintenance Service	-516	-501	-489	-1,005	-961
Handset Costs/Other (COGS)	-60	-48	-74	-134	-197
Marketing	-138	-98	-93	-231	-137
Rent and Insurance	-1,071	-823	-1,097	-2,168	-1,709
Provision for Contingencies	-290	-269	-205	-494	-492
Provision for Bad Debt	-164	-182	-128	-292	-352
Taxes and Other Revenues (Expenses)	-176	-224	-301	-476	-651
Other Operating Revenues (Expenses), net	-85	-48	-10	-95	-48
EBITDA	1,435	1,899	1,766	3,201	3,910
Margin %	22.0%	28.0%	26.1%	24.1%	28.3%
Depreciation and Amortization	-1,336	-1,272	-1,373	-2,710	-2,491
EBIT	99	627	393	491	1,419
Financial Expenses	187	-1,780	-2,181	-1,994	-3,356
Financial Income	435	570	278	713	877
Income Before Tax and Social Contribution	721	-583	-1,510	-789	-1,059
Income Tax and Social Contribution	-1,377	141	-134	-1,511	203
Net Earnings (Loss) from Continuing Operations	-656	-442	-1,644	-2,300	-856
Net Results from Discontinued Operations	0	1,113	0	0	1,080
Consolidated Net Earnings (Loss)	-656	671	-1,644	-2,300	224
Margin %	-10.0%	9.9%	-24.3%	-17.3%	1.6%
Profit (Loss) attributed to the controlling shareholders	-493	620	-1,669	-2,161	219
Profit (Loss) attributed to the non-controlling shareholders	-163	51	24	-138	5
Outstanding Shares Thousand (ex-treasury)	675,667	700,461	675,667	675,667	771,614
Earnings per share (R$)	-0.7291	0.8849	-2.4696	-3.1986	0.2832

Oi S.A. Consolidated

Balance Sheet - R$ million	03/31/2016	12/31/2015	03/31/2015
TOTAL ASSETS	77,176	87,506	93,310
Current	25,074	29,202	38,041
Cash and cash equivalents	4,852	8,288	13,496
Financial investments	213	109	3,022
Derivatives	314	342	391
Accounts Receivable	8,765	8,554	7,831
Inventories	385	363	447
Recoverable Taxes	879	307	577
Other Taxes	1,131	978	957
Assets in Escrow	1,202	1,175	1,231
Held-for-sale Assets	5,822	7,220	8,449
Other Current Assets	1,510	1,867	1,642
Non-Current Assets	52,102	58,303	55,269
Long Term	22,961	29,470	26,139
.Recoverable and Deferred Taxes	7,794	9,296	8,530
.Other Taxes	853	649	697
.Financial investments	41	130	119
.Assets in Escrow	13,893	13,484	12,758
.Derivatives	0	5,500	3,681
.Other	380	411	355
Investments	140	154	143
Property Plant and Equipment	25,519	25,495	25,522
Intagible Assets	3,482	3,185	3,465

Balance Sheet - R$ million	03/31/2016	12/31/2015	03/31/2015
TOTAL LIABILITIES	77,176	87,506	93,310
Current	57,259	21,840	18,261
Suppliers	5,111	5,202	4,036
Loans and Financing	46,611	8,072	6,956
Financial Instruments	195	2,651	1,037
Payroll and Related Accruals	682	645	520
Provisions	932	973	1,084
Pension Fund Provision	125	165	23
Payable Taxes	277	188	259
Other Taxes	1,585	1,516	1,435
Dividends Payable	40	57	113
Liabilities associated to held-for-sale assets	520	597	1,043
Authorizations and Concessions Payable	62	975	822
Other Accounts Payable	1,118	799	932
Non-Current Liabilities	8,662	53,015	56,583
Loans and Financing	0	43,566	47,251
Financial Instruments	0	922	107
Other Taxes	993	957	902
Contingency Provisions	3,773	3,543	4,025
Pension Fund Provision	412	400	333
Outstanding authorizations	7	7	9
Other Accounts Payable	3,477	3,619	3,956
Shareholders' Equity	11,255	12,651	18,466
Controlling Interest	10,433	11,518	17,006
Minority Interest	823	1,133	1,460

Please note

The main tables in this Earnings Release will be available in Excel format in the “Financial Information / Quarterly Reports” section of the Company’s website (www.oi.com.br/ir).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

JUDICIAL REORGANIZATION PROCCESS

Request For Judicial Reorganization

On June 20, Oi - Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) reported its shareholders and the market in general that, on this date, in conjunction with its wholly-owned direct and indirect subsidiaries, Oi Móvel S.A., Telemar Norte Leste S.A., Copart 4 Participações S.A, Copart 5 Participações S.A., Portugal Telecom International Finance BV and Oi Brasil Holdings Coöperatief U.A. (the "Oi Companies"), filed a request for judicial reorganization of the Oi Companies with the Court of the State of Rio de Janeiro, pursuant to Art. 51 of Law No. 11,101/05 and Art. 122 of the Brazilian Corporations Law, pursuant to an urgent measure approved by the Company’s Board of Directors and the other authorized governing bodies of the Oi Companies at meetings held on this date.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226698

Provisional relief order from the US Bankruptcy Court for the Southern District of New York

On June 22, Oi reported its shareholders and the market in general that, on this date, the United States Bankruptcy Court for the Southern District of New York entered an order granting the provisional relief requested by Oi, Telemar Norte Leste S.A., Oi Brasil Holdings Coöperatief U.A. and Oi Móvel S.A. in their U.S. chapter 15 cases that were filed on June 21, 2016.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226806

Judicial reorganization recognized as a foreign main proceeding in England and Wales

On June 23, Oi reported its shareholders and the market in general that, on this date, the High Court of Justice of England and Wales granted orders recognizing, in respect of the Company, Telemar Norte Leste S.A. and Oi Móvel S.A., the commencement of judicial recovery proceedings (pursuant to Law No. 11,101/05 and the Brazilian Corporations Law) as a foreign main proceeding in accordance with the UNCITRAL Model Law on Cross-Border Insolvency (as set out in Schedule 1 to the Cross-Border Insolvency Regulations 2006 (S.I. 2006 No 1030)).

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226850

Insolvency proceeding against Oi Brasil Holdings Cooperatif U.A.

On June 27, Oi reported its shareholders and the market in general that, on this date, Syzygy Capital Management Ltd filed an insolvency proceeding in The Netherlands Court against Oi Brasil Holdings Cooperatif U.A. ("Oi Brasil Holdings"), one of Oi‘s financial vehicles in The Netherlands, based on the default by Oi Brasil Holdings of bonds that it had issued in the aggregate principal amount of U.S.$800,000. This aggressive action by a minority holder was not unexpected, and Oi is fully prepared to take all available measures, including in The Netherlands, to protect against such actions and does not expect any impacts to the judicial reorganization process in Brazil.

In accordance with the Notice to the Market dated June 22, 2016, Oi and certain subsidiaries of Oi ("Oi Companies"), including Oi Brasil Holdings, obtained from the Brazilian Court overseeing Oi‘s judicial reorganization a preliminary decision granting broad protection against creditor actions in connection with the judicial reorganization request. Moreover, courts in the U.K. and the U.S. have also granted recognition and provisional relief protecting certain Oi Companies from creditor action in those jurisdictions.

Notwithstanding this recent action taken in The Netherlands, Oi looks forward to continuing to engage in constructive reorganization discussions with a majority of creditors in connection with the Oi Companies‘ judicial reorganization proceedings in Brazil. Oi intends to undertake all appropriate efforts in order to secure the protection of the interests of the Oi Companies and all of their stakeholders.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=227261

Grant of Processing of the Judicial Reorganization

On June 30, Oi reported its shareholders and the market in general that, on June 29, 2016, the Judgment of the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro granted the processing of the request for the judicial reorganization of the Company and its direct and indirect wholly-owned subsidiaries, Oi Móvel S.A., Telemar Norte Leste S.A., Copart 4 Participações S.A, Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and Oi Brasil Holdings Coöperatief U.A..

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=227623

Judicial reorganization recognized as a foreign main proceeding in the United States

On July 21, further to the Notice to the Market dated June 22, 2016, Oi  reported its shareholders and the market in general that the hearing to consider the chapter 15 petitions of the Company, Telemar Norte Leste S.A. - In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. - In Judicial Reorganization and Oi Móvel S.A. - In Judicial Reorganization (the "Debtors") was held on this date before United States Bankruptcy Court for the Southern District of New York. The Debtors sought recognition of their jointly administered judicial reorganization proceeding presently ongoing in the 7th Corporate Court of the Judicial District of the State of Rio de Janeiro as a "foreign main proceeding," as that term is defined in 11 U.S.C. § 1502(4), with respect to each of the Debtors.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=228266

Ratification of the Request for Judicial Reorganization

On July 22, in furtherance of the Material Facts dated June 20 and June 30, 2016, Oi reported its shareholders and the market that the Company’s shareholders, in an Extraordinary General Shareholders’ Meeting held on this date, ratified the request for judicial reorganization of the Company, submitted together with its wholly-owned direct and indirect subsidiaries Oi Móvel S.A. - In Judicial Reorganization, Telemar Norte Leste S.A.- In Judicial Reorganization, Copart 4 Participações S.A.- In Judicial Reorganization, Copart 5 Participações S.A.- In Judicial Reorganization, Portugal Telecom International Finance BV - In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A.- In Judicial Reorganization (together with the Company, the "Oi Companies") as an urgent measure, as approved by the Company’s Board of Directors and the relevant corporate bodies of the other Oi Companies on June 20, 2016.

The shareholders also authorized the Company’s management to make arrangements and perform all acts necessary in relation to the judicial reorganization of the Oi Companies, as well as ratified all actions taken to date.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=228288

Nomination of Judicial Administrator

On July 25, Oi informed its shareholders and the market in general that, on July 22, 2016, the 7th Corporate Court of the Judicial District of Rio de Janeiro, which is processing the Company’s judicial reorganization, nominated PricewaterhouseCoopers Assessoria Empresarial Ltda. and the law firm Arnoldo Wald to exercise the function of the judicial administrator of the Company, Telemar Norte Leste S.A. - In Judicial Reorganization, Oi Móvel S.A. - In Judicial Reorganization, Copart 4 Participações S.A. - In Judicial Reorganization, Copart 5 Participações S.A. - In Judicial Reorganization, Portugal Telecom International Finance BV - In Judicial Reorganization and Oi Brasil Holdings Coöperatief UA - In Judicial Reorganization.

A copy of the decision by which the Judge made the nomination is available to shareholders of the Company at its headquarters, on its website (www.oi.com.br/ri), on the Brazilian Securities Commission’s IPE System Empresas.Net (www.cvm.gov.br), as well as on the website of the BM&FBovespa (www.bmfbovespa.com.br). A copy of the translated decision will also be sent, as soon as possible, to the U.S. Securities and Exchange Commission on a Form 6-K.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=228297

OTHER SUBJECTS

Suspension of payments - Oi Brasil Holdings Coöperatief U.A. - Under Judicial Reorganization

On August 9, Oi informs its shareholders and the market in general that, on this date, the Court of Amsterdam granted the request of Oi Brasil Holdings Coöperatief U.A. - Under Judicial Reorganization ("Oi Brasil Holdings"), one of the Company’s financial vehicles in the Netherlands, for a suspension of payments proceeding, initiated in order to ensure compatibility in that jurisdiction with the Oi Companies’ judicial reorganization proceeding in Brazil. Among other matters addressed, a judicial administrator was nominated to oversee Oi Brasil Holdings’ suspension of payments in the Netherlands.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=229077

Shareholders’ Letter Regarding the Required Extraordinary General Shareholders’ Meeting Call

On July 15, Oi reported its shareholders and the market in general that, on July 14, 2016, the shareholder Société Mondiale Fundo de Investimento em Ações, that on July 7, 2016 required a call for an Extraordinary General Shareholders’ Meeting of the Company, based on art. 123, sole paragraph, subparagraph c of the Brazilian Corporations Law and, as disclosed in a Material Fact on that same date, sent to the Company’s Board of Directors correspondence with the following content:

“SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES, registered under corporate taxpayers’ registry (CNPJ/MF) No. 20.588.268/0001-01, represented by its manager Bridge Administradora de Recursos Ltda., registered under corporate taxpayers’ registry No. 11.010.779/0001-42 (“Shareholder”), informs that it extends the deadline to July 22, 2016 call notice for the Extraordinary General Shareholders’ Meeting, as required on July 7, 2016. The Shareholder, however, reserves the right to convene said Meeting directly as allowed by law (Brazilian Corporations Law, art. 123, sole paragraph, subparagraph “c”).”

On August 1, in compliance with Art. 157 paragraph 4 of Law No. 6,404/76 ("Brazilian Corporation Law"), Oi reported  its shareholders and to the market in general that, on July 29, 2016 at 6.57 p.m., shareholder Société Mondiale Fundo de Investimento em Ações, represented by its manager Bridge Administradora de Recursos Ltda., holder of 6.32% of the Company’s capital stock, sent an e-mail requesting, on the basis of line "c" of the sole paragraph of Art. 123 of the Brazilian Corporation Law, that the Board of Directors call an Extraordinary General Shareholders’ Meeting of the Company, within 8 days.

On August 3, Oi reported its shareholders and the market in general that the Company’s Board of Directors met on this date to assess the new request for a call of an extraordinary general shareholders’ meeting sent by Société Mondiale Fundo de Investimento em Ações.

On August 10, Oi reported its shareholders and the market in general, in light of the questions received by the Company with respect to the publications of call notices for Extraordinary General Shareholders’ Meetings of the Company, to be held on September 8, 2016, put forth by shareholder Société Mondiale Fundo de Investimento em Ações, pursuant to Art. 123, sole paragraph, line "c" of Law No. 6,404/76, that the possibility of calling a general meeting to resolve upon matters that result in the possible replacement of board members is subject to prior judicial authorization, in accordance with the findings of the Judgment of the 7th Corporate Court of the Judicial District of the State of Rio de Janeiro dated July 14, July 26, July 28 and August 3, 2016, as stated in the Notices to the Market dated July 22 and August 3, 2016.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=228067

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=228524

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=228944

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=229080

SEP Statement in response to the consultation concerning the recording of goodwill

On August 1, in compliance with Art. 157, paragraph 4 of Law No. 6,404/76 ("Brazilian Corporation Law"), Oi reported its shareholders and the market in general that, on July 29, 2016, it received an official letter from the Superintendence of Corporate Relations of the Brazilian Securities and Exchange Commission (Superintendência de Relações com Empresas da Comissão de Valores Mobiliários - "SEP"), containing the SEP’s statement with respect to the Company’s consultation concerning the most appropriate accounting treatment for the goodwill of assets registered under Telemar Participações S.A. ("TmarPart"), due to the termination of the TmarPart shareholders’ agreements and the corporate restructuring approved at the Company’s Extraordinary General Shareholders’ Meeting held on September 1, 2015, in which TmarPart was merged into Oi.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=228522

Oi’s Credit Rating Review

On June 17, Oi disclosed to its shareholders and the market in general that Fitch announced today its review of the credit rating attributed to the Company, downgrading long-term global and domestic scales of credit rating from CCC to C.

On June 21, Oi disclosed to its shareholders and the market in general that Fitch announced today its review of the credit rating attributed to the Company, downgrading long-term global and domestic scales of credit rating from C to D.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226652

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226747

On June 21, Oi disclosed to its shareholders and the market in general that Standard & Poor’s announced today its review of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from CCC- to D and the long-term domestic scale credit rating from brCCC- to D.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226748

On June 21, Oi disclosed to its shareholders and the market in general that Moody’s announced today its review of the credit rating attributed to the Company, downgrading the long-term global scale credit rating from Caa1 to C.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226752

Oi announces information regarding restruturing settlement negotiations with AD HOC Group made upo f Holders of certain notes issued or guaranteed by Oi S.A.

 On June 17, Oi announced that it has been involved in negotiations with members of an ad hoc group (the "Ad Hoc Group") made up of holders of, or managers of entities holding beneficial interests in, (i) the 9.750% Notes due 2016 issued by Oi S.A., (ii) the 5.125% Notes due 2017 issued by Oi S.A. and guaranteed by Telemar Norte Leste S.A. ("Telemar"), (iii) the 9.500% Notes due 2019 issued by Oi S.A. and guaranteed by Telemar, (iv) the 5.500% Notes Due 2020 issued by Oi S.A. and guaranteed by Telemar, (v) the 5.625% Notes due 2021 issued by Oi Brasil Holdings Coöperatief U.A. ("Oi Netherlands") and guaranteed by Oi S.A., (vi) the 5.750% Notes due 2022 issued by Oi Netherlands and guaranteed by Oi S.A., (vii) the 6.250% Notes due 2016 issued by Portugal Telecom International Finance B.V. ("PTIF") and guaranteed by Oi S.A., (viii) the 4.375% Notes due 2017 issued by PTIF and guaranteed by Oi S.A., (ix) the 5.875% Notes due 2018 issued by PTIF and guaranteed by Oi S.A., (x) the 5.000% Notes due 2019 issued by PTIF and guaranteed by Oi S.A., (xi) the 4.625% Notes due 2020 issued by PTIF and guaranteed by Oi S.A., (xii) the 4.500% Notes due 2025 issued by PTIF and guaranteed by Oi S.A., and (xiii) the 5.242% Notes due 2017 issued by PTIF and guaranteed by Oi S.A. (collectively, the "Notes," and such holders of the Notes, together with the managers of entities holding beneficial interests in the Notes, the "Noteholders").

Prior to the date hereof, the Company executed a confidentiality agreement (the "Confidentiality Agreement") with certain Ad Hoc Group members (the "Steering Committee") to facilitate discussions concerning the Company’s capital structure and potential alternatives for a proposed restructuring of the Company.

Pursuant to the Confidentiality Agreement, the Company agreed to disclose publicly, after the expiration of a period set forth in the Confidentiality Agreement, certain information regarding the discussions and/or negotiations that have taken place between the Company and the Steering Committee concerning a restructuring of the Company, as well as all material non-public information concerning the Company that the Company has provided to the Steering Committee (the "Confidential Information"). The information included in this press release and certain documents posted on the Company’s website referenced herein are being furnished to satisfy the Company’s public disclosure obligations under the Confidentiality Agreement. The Confidentiality Agreement has terminated in accordance with its terms, except as otherwise provided therein.

Furthermore, the contents of the Documents, the Receivables Statement, the Company Term Sheet and the Noteholder Term Sheet shall not be construed as guidance by the Company in relation to its future results, and the Company waives any responsibility to update such contents or information at any time.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226617

Termination of the arbitration proceedings initiated against Africatel KG

On June 16, Oi reported its shareholders and the market in general that, on this date, it entered, via its whollyowned subsidiaries PT Participações, SGPS, S.A and Africatel GmbH & Co. KG, and 75%-owned subsidiary Africatel Holdings B.V., into a series of agreements with Samba Luxco S.à r. l., an affiliate of Helios Investors LP and owner of the remaining 25% of Africatel BV, with the primary purpose of settling the arbitral proceedings commenced against Africatel KG in November 2014.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226607

Resignation of Board Members

On June 13, Oi reported its shareholders and the market in general that Mrs. Robin Bienenstock presented her resignation as member of the Board of Directors. With this resignation, Mr. Marcos Grodetzky, previously an alternate to Mrs. Robin Bienenstock, will assume the role as an effective member of the Board of Directors.

On July 4, Oi reported its shareholders and the market in general that Mr. Marten Pieters presented his resignation as member of the Board of Directors. With this resignation, Mr. Pedro Zañartu Gubert Morais Leitão, previously an alternate to Mr. Marten Pieters, will assume the role as an effective member of the Board of Directors.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226492

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=227750

Resignation of Chief Executive Officer

On June 10, Oi reported its shareholders and the market in general that Mr. Bayard De Paoli Gontijo today delivered his resignation as Chief Executive Officer of the Company.

The Board of Directors, on this date, elected, as Mr. Bayard De Paoli Gontijo’s replacement, Mr. Marco Norci Schroeder as Chief Executive Officer of Oi.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226488

2015 Oi Annual Sustainability Report

On June 3, Oi disclosed its 2015 Annual Sustainability Report, which was prepared in accordance with the Global Reporting Initiative (GRI) guidelines for the fifth year.

Committed to the reporting development, Oi maintained the GRI’s G4 version, and this year consulted its stakeholders in order to enhance its materiality process and focus on the most relevant themes to them. The analysis of these subjects was the base to select the indicators presented in the report.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=226325

Approval of Term of Adjustment of Conduct by ANATEL

On May 20, Oi reported its shareholders and the market in general that the Board of ANATEL has approved the agreement of the first Term of Adjustment of Conduct ("TAC") with the Company with respect to quality and universalization of services issues, in the amount of approximately R$ 1.2 billion, which will be allocated to infrastructure investments over four years.

This initiative is expected to benefit society through investments in telecommunications services that are designed to meet users’ current demands, thus establishing a virtuous cycle that will promote service quality improvements and spur economic and social development in the country.

This TAC is subject to review by the Federal Court of Accounts before becoming effective.

http://ir.oi.com.br/oi2012/web/conteudo_en.asp?idioma=1&tipo=43097&conta=44&id=225922

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

	Capital	Treasury	Free-Float1
Common	668,033,661	148,282,000	519,746,701
Preferred	157,727,241	1,811,755	155,915,459
Total	825,760,902	150,093,755	675,662,160
Shareholding position as of June 30, 2016. (1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of June 30, 2016. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS).

Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi –Investor Relations

Marcelo Ferreira                 +55 (21) 3131-1314              marcelo.asferreira@oi.net.br

Cristiano Grangeiro            +55 (21) 3131-1629             cristiano.grangeiro@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name:	Flavio Nicolay Guimarães
Title:	Chief Financial Officer and Investor Relations Officer